Exhibit 99.1

ReneSola Ltd Announces Second Quarter 2009 Results

JIASHAN, China, August 12, 2009 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading vertically integrated Chinese manufacturer of solar products, today announced its unaudited financial results for the second quarter ended June 30, 2009.

Recent Operating Highlights

•
According to schedule, ReneSola commenced production of the first batch of polysilicon from Phase 1 of its two-phase, 3,000 metric tonne (“MT”) annualized capacity polysilicon manufacturing facility in China’s Sichuan province in July 2009. Production in 2009 is expected to be in the range of 400 MT to 500 MT, while production for 2010 is expected to be in the range of 2,800 MT to 2,900 MT.

•
ReneSola successfully completed the acquisition of Wuxi Jiacheng Solar Energy Technology Co. (“JC Solar”), on May 31, 2009. In June 2009, JC Solar shipped 2.7 megawatts (“MW”) of modules and recorded gross margin of over 30%.

•	Recently, ReneSola further enhanced its liquidity by increasing its total onshore bank credit lines to US$634 million, with an additional US$133 million in credit lines expected from Bank of China.

Results for the Second Quarter of 2009

Product Shipment

Total solar product shipment in Q2 2009 was 85.9 MW, consisting of 83.2 MW from wafer shipments and 2.7 MW from module shipments.

Net Revenues

Net revenues for Q2 2009 were US$82.6 million, a decrease of 22.7% sequentially and 52.2% year-over-year.

Gross Profit (Loss)

Gross profit for Q2 2009 was US$4.3 million, compared to gross loss of US$51.1 million in Q1 20091 and gross profit of US$42.8 million in Q2 2008. Gross margin for Q2 2009 was 5.1%, compared to negative 47.8% for Q1 2009 and positive 24.7% for Q2 2008.

Operating Profit (Loss)

Operating loss for Q2 2009 was US$4.0 million, compared to an operating loss of US$58.3 million for Q1 20091. Operating margin for Q2 2009 was negative 4.8%, compared to negative 54.6% for Q1 20091. Total operating expenses for Q2 2009 were US$8.2 million, an increase from US$7.3 million for Q1 2009, mainly due to the US$0.78 million amortization of intangible assets consisting of customer relations and order backlog from the JC Solar acquisition.

[1]
In the first quarter of 2009, the Company recorded a US$68.0 million inventory write-down against the net realizable value of inventories as a result of the rapid decrease in the market price and value of feedstock such as polysilicon and scrap silicon materials, work in progress materials and finished solar wafers.

Earnings (Loss) Before Income Tax

Loss before income tax for Q2 2009 was US$2.9 million, compared to a loss of US$62.8 million for Q1 20091. The Company recognized a net gain of US$5.4 million as a result of its US$40.1 million convertible bond repurchase using cash and issuance of 4,000,000 ordinary shares during the quarter.

Taxation

A tax expense of US$0.7 million was recognized for Q2 2009, compared with a tax benefit of US$32.8 million for Q1 2009, as a result of the inventory write-down in Q1 20091.

Net Income (Loss) Attributable To Holders of Ordinary Shares

Net loss attributable to holders of ordinary shares for Q2 2009 was US$3.6 million, compared to net loss attributable to holders of ordinary shares of US$30.0 million for Q1 20091.

Q2 2009 basic and diluted loss per share was US$0.03, and basic and diluted loss per ADS was US$0.05.

	Three months ended June 30, 2008	Three months ended March 31, 2009	Three months ended June 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)

Net revenue (US$000)	173,007	106,946	82,629
Gross profit (loss) (US$000)	42,786	(51,087)	4,251
Gross margin (%)	24.7	(47.8)	5.1
Operating profit (loss) (US$000)	34,535	(58,346)	(3,962)
Foreign exchange loss (US$000)	(797)	(550)	(504)
Profit (loss) for the period (US$000)	23,309	(30,019)	(3,589)

“The second quarter of 2009 marked an historic quarter in ReneSola’s evolution as a solar company,” commented Mr. Xianshou Li, ReneSola’s chief executive officer. “During the quarter, we completed our transformation from one of the world’s largest manufacturers of solar wafers into a low-cost, fully integrated producer of solar products following the commencement of production at our 3,000 MT Sichuan polysilicon manufacturing facility and the successful acquisition of JC Solar. We have demonstrated our resilience and ability to achieve strategic and operational milestones despite the continuing difficult operating environment. We expect that as industry fundamentals continue to improve, the benefits brought forward by our fully integrated operations will further enhance our competitive position in the global solar industry.”

Mr. Charles Bai, ReneSola’s chief financial officer, added, “Our results for the second quarter of 2009 marked a significant step toward a return to profitability for ReneSola. In the face of a challenging overall environment, we increased our gross profit margin to 5.1% as a result of prudent inventory and purchasing management and improved manufacturing efficiency. We are hopeful that during the remainder of the year, we will continue to see margin improvement as a result of stable wafer pricing and our inventory carrying value more closely resembling spot polysilicon market prices.”

[1]
In the first quarter of 2009, the Company recorded a US$68.0 million inventory write-down against the net realizable value of inventories as a result of the rapid decrease in the market price and value of feedstock such as polysilicon and scrap silicon materials, work in progress materials and finished solar wafers.

Recent Business Developments

Financing Update

ReneSola’s wholly-owned subsidiary, Zhejiang Yuhui Solar Energy Source Co., Ltd (“Zhejiang Yuhui”), recently signed a strategic cooperation agreement (the “agreement”) with Bank of China, Jiaxing Branch (the “Bank”). Under terms of the agreement, the Bank will grant total credit facilities of US$249 million to Zhejiang Yuhui. The new credit facilities include existing credit facilities of US$116 million that the Bank has already granted to Zhejiang Yuhui. The credit facilities include short-term credit lines for working capital, mid- to long-term project loans, loans to fund acquisitions, and domestic and international trade finance. The grant of facilities is subject to approval by the provincial branch of Bank of China.

In addition to the credit facilities, the Bank also intends to provide mid- to long-term financing to solar projects that the Company has been developing, subject to the bank’s internal risk assessment and approval procedures.

Sichuan Polysilicon Facility Launches Production

As announced in mid-July of 2009, the Company successfully commenced production of the first batch of polysilicon from Phase 1 of its two-phase, 3,000 MT annualized capacity polysilicon manufacturing plant. Phase 2 is expected to reach mechanical completion in September of 2009.

Output from the polysilicon facility is expected to be in the range of 400 MT to 500 MT in 2009 and is now expected to increase to between 2,800 MT and 2,900 MT in 2010. The facility utilizes a close-loop Advanced Siemens process for polysilicon production. Polysilicon production cost is expected to decline to between approximately US$40 per kilogram to US$45 per kilogram by the first half of 2010.

Successful Acquisition and Integration of JC Solar

As previously announced, Zhejiang Yuhui entered into an agreement on May 20, 2009 to acquire the entire issued share capital of the solar cell and module manufacturer JC Solar. The acquisition closed on May 31, 2009.

As of June 30, 2009, JC Solar had annual solar cell and module manufacturing capacities of 25 MW and 50 MW, respectively. By the end of 2009, ReneSola is expected to have annual solar cell manufacturing capacity of 100 MW and solar module manufacturing capacity of 250 MW.

Letters of Intent Signed for Domestic Projects

As previously announced, the Company entered into a letter of intent with the Yancheng city government in Jiangsu province to develop a 500 MW on-grid solar power generation project. In addition, the Company has been granted the exclusive right in a letter of intent with the Panzhihua east district government in Sichuan province to develop a 5 MW rooftop project. Both projects are subject to feasibility studies and approvals by various government authorities.

2009 Outlook

The Company expects revenues to increase by 60% to 70% sequentially in Q3.

The Company maintains its full year product shipment outlook of 450 MW to 500 MW and its full year revenue outlook of US$500 million to US$550 million.

Conference Call Information

ReneSola’s management will host an earnings conference call on Wednesday, August 12, 2009 at 8:30 a.m. U.S. Eastern Time / 8:30 p.m. Beijing/Hong Kong time / 1:30 p.m. British Summer Time.

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-617-614-6205
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call.”

A replay of the conference call may be accessed by phone at the following number until August 19, 2009:

International:	+1-617-801-6888
Passcode:	36277347

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at http://www.renesola.com ..

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading Chinese manufacturer of solar products based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit http://www.renesola.com ..

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For Investor and Media Inquiries, Please Contact:

In China:
Ms. Julia Xu
ReneSola Ltd
Tel:       +86-573-8477-3372
Email:    julia.xu@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:       +86-10-8520-6284
Email:   derek.mitchell@ogilvy.com

In the United States:
Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:       +1-646-460-9989
Email:   jessica.cohen@ogilvypr.com

In the UK:
Mr. Tim Feather / Mr. Richard Baty
Hanson Westhouse Limited
Tel:       +44-20-7601-6100
Email:   tim.feather@hansonwesthouse.com / richard.baty@hansonwesthouse.com

CONSOLIDATED BALANCE SHEET

	As at	As at	As at
	December 31, 2008	March 31, 2009	June 30, 2009
	US$000	US$000	US$000
ASSETS
Current assets:
Cash and cash equivalents	112,333	172,614	173,543
Restricted cash	5,958	67,394	58,068
Accounts receivable, net of allowances for doubtful receivables	43,160	34,965	35,319
Inventories	193,036	148,856	142,703
Advances to suppliers	36,991	18,930	20,174
Amounts due from related parties	457	441	457
Value added tax recoverable	15,498	22,829	35,374
Prepaid expenses and other current assets	13,722	10,107	5,772
Deferred tax assets	18,979	38,748	12,877
Total current assets	440,134	514,884	484,287

Property, plant and equipment, net	341,427	415,561	510,085
Prepaid land rent, net	13,472	13,372	19,505
Other Intangible assets	-	-	3,934
Deferred tax assets	2,340	15,049	45,568
Deferred convertible bond issue costs	1,970	1,573	834
Advances to suppliers over one year	45,729	48,635	40,958
Advances for purchases of property, plant and equipment	161,705	164,959	139,359
Equity investment	-	-	-
Other long-term assets	1,011	1,064	1,397
Goodwill	-	-	5,323
Total assets	1,007,788	1,175,097	1,251,250

LIABILITIES AND EQUITY

Current liabilities:
Short-term borrowings	191,987	277,006	347,939
Accounts payable	37,942	37,181	42,055
Advances from customers	49,284	58,584	43,872
Amount due to related party	11,863	24	24
Other current liabilities	42,060	47,156	59,321
Total current liabilities	333,136	419,951	493,211

Convertible bond payable	138,904	139,080	98,992
Long-term borrowings	32,833	135,667	159,586
Advances from customers over one year	105,203	113,181	114,074
Other long-term liabilities	15,624	15,197	20,621
Total liabilities	625,700	823,076	886,484

ReneSola Ltd. Shareholders' equity
Common shares	330,666	330,666	345,645
Additional paid-in capital	17,769	18,457	19,630
Retained earnings (deficit)	11,294	(18,725)	(22,313)
Accumulated other comprehensive income	22,080	21,623	21,804
Total ReneSola Ltd. Shareholders' equity	381,809	352,021	364,766
Noncontrolling interests	279	-	-
Total equity	382,088	352,021	364,766
Total liabilities and equity	1,007,788	1,175,097	1,251,250

CONSOLIDATED INCOME STATEMENT

	Three months ended	Three months ended	Three months ended
	June 30, 2008	March 31, 2009	June 30, 2009
	US$000	US$000	US$000
Net revenues	173,007	106,946	82,629

Cost of revenues	(130,221)	(158,033)	(78,378)

Gross profit (loss)	42,786	(51,087)	4,251

Operating expenses:
Sales and marketing	(231)	(116)	(1,497)
General and administrative	(4,869)	(3,956)	(4,503)
Research and development	(3,504)	(3,446)	(3,401)
Other general income (expenses)	353	259	1,188
Total operating expenses	(8,251)	(7,259)	(8,213)

Income (loss) from operations	34,535	(58,346)	(3,962)

Interest income	234	456	176
Interest expenses	(2,755)	(4,048)	(3,972)
Foreign exchange (loss) gain	(797)	(550)	(504)
Equity in earnings of investee	-	(291)	-
Gain on early extinguishment of debt, net of inducement charges	-	-	5,353

Income (loss) before income tax	31,217	(62,779)	(2,909)

Income tax benefit (expenses)	(6,844)	32,760	(680)

Net income (loss)	24,373	(30,019)	(3,589)
Less: net (income) loss attributable to noncontrolling interests	(1,064)	-	-

Net income (loss) attributable to holders of ordinary shares	23,309	(30,019)	(3,589)

Earnings (Loss) per share
Basic	0.20	(0.22)	(0.03)
Diluted	0.19	(0.22)	(0.03)

Weighted average number of shares used in computing earnings per share:
Basic shares	120,159,747	137,624,912	139,383,154
Diluted shares	130,898,990	137,624,912	139,383,154

CONSOLIDATED CASH FLOW STATEMENT

	Six months ended	Six months ended
	June 30, 2008	June 30, 2009
	US$000	US$000
Operating activities:
Net income (loss)	40,984	(33,608)
Adjustment to reconcile net income (loss) to net cash used in operating activities:
Noncontrolling interests	1,122	-
Equity in earnings of investee	-	291
Inventory write-down	-	68,047
Provision for purchase commitment	-	-
Depreciation and amortization	6,112	13,457
Amortization of deferred convertible bond issue costs and premium	1,528	1,426
Allowances for doubtful receivables	253	631
Prepaid land use right expensed	117	127
Change in fair value of derivatives	(573)	(1)
Gain on early extinguishment of debt, net of inducement charges	-	(5,353)
Share-based compensation	1,845	1,861
Impairment in investment	-	-
Loss on disposal of long-lived assets	-	14
Changes in operating assets and liabilities:
Accounts receivable	5,526	9,951
Inventories	(84,370)	(14,246)
Advances to suppliers	(43,641)	19,379
Amounts due from related parties	903	(11,816)
Value added tax recoverable	5	(19,082)
Prepaid expenses and other current assets	(3,716)	7,323
Prepaid land use right	(1,579)	(110)
Accounts payable	7,476	2,954
Advances from customers	30,794	2,334
Other liabilities	3,999	2,981
Deferred taxes	5,380	(37,527)
Accrued Warranty	-	65
Net cash provided by (used in) operating activities	(27,835)	9,098

Investing activities:
Purchases of property, plant and equipment	(72,998)	(164,024)
Advances for purchases of property, plant and equipment	(57,254)	18,186
Purchase of other long-term assets	-	(447)
Cash received from government subsidy	-	5,959
Proceeds from disposal of investment	-	(635)
Proceeds from disposal of property, plant and equipment	-	-
Restricted cash	-	(51,722)
Cash consideration for acquisition	-	(16,831)
Cash associated with deconsolidated subsidiary	(4,416)	-
Net cash used in investing activities	(134,668)	(209,514)

Financing activities:
Proceeds from borrowings	120,938	436,780
Repayment of bank borrowings	(40,348)	(155,437)
Net proceeds from issuance of common shares	294,012	-
Proceeds from exercised stock option	243	-
Dividend paid	-	-
Cash received from related parties	15	-
Cash paid to related parties	-	-
Cash consideration paid to repurchase convertible bonds	-	(19,781)
Net cash provided by financing activities	374,860	261,562

Effect of exchange rate changes	8,659	64

Net increase in cash and cash equivalents	221,016	61,210
Cash and cash equivalents, beginning of year	53,137	112,333
Cash and cash equivalents, end of year	274,153	173,543